UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K       ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F        ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Full name of registrant: Service Corporation International
Former name if applicable: NA
Address of principal executive office (Street and number): 1929 Allen Parkway
City, state and zip code: Houston, Texas 77019
PART II
RULE 12b-25(b) AND (c)
     If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR of Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE
The reason for the delay is that the Company is finalizing a further review of reconciliations performed related to its preneed funeral verification project and other preneed trust accounts. As previously reported, the preneed funeral trust verification project involved the physical examination of more than 430,000 individual preneed funeral contracts and the reconciliation of such contract records to trustee statements and to the Company’s general ledger.
The Company may not be able to complete its further review of reconciliations in a timely manner. As a result, it would not be able to file its Form 10-Q for the quarterly period ending June 30, 2005 by the extended filing deadline of August 15, 2005. To date, this review has resulted in the identification of certain non-cash adjustments, which the Company is in the process of evaluating to determine if adjustment to previously issued financial statements is needed. It is possible that additional adjustments to financial statements may be identified as the Company completes its review. The Company is also still in the process of evaluating whether it will identify and report additional material weaknesses in its internal control over financial reporting.
PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Eric D. Tanzberger	(713)	522-5141

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
☑ Yes      ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes      ☑ No
If so: attach an explanation of the anticipated change, both narratively and quanitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Service Corporation International
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ Eric D. Tanzberger
Date: August 10, 2005		Name:	Eric D. Tanzberger
		Title:	Vice President and Corporate Controller